EXHIBIT 99.1

Medicenna to Announce First Quarter Fiscal 2023 Financial Results and Operational Highlights on Monday, August 15, 2022

TORONTO and HOUSTON, Aug. 05, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will host a conference call and live webcast on August 15, 2022 at 8:30 AM ET to report its first quarter fiscal 2023 financial results and operational highlights.

To access the call, please dial 1-877-407-9716 from Canada or the United States or 1-201-493-6779 internationally, followed by the conference ID: 13731985. To access the live webcast, please go visit https://viavid.webcasts.com/starthere.jsp?ei=1560574&tp_key=dc821e35e8. Following the live webcast, an archived version of the call will be available on Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com